FILED BY BITFARMS LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: STRONGHOLD DIGITAL MINING, INC.

COMMISSION FILE NO. 001-40931

London events #1 #8 Performing stock on TSE Performing stock on in 2023!* Nasdaq in 2023!* * Full year 2023. Source: Bloomberg As of April 1, 2024 Stifel European NDR April 24 - 25, 2024 August 21, 2024 to Acquire Stronghold Digital Mining (Nasdaq: SDIG) FP0

Forward - Looking Information This presentation contains certain “forward - looking information” and “forward - looking statements” (collectively, “forward - looking information”) that are based on expectations, estimates and projections as at the date of this presentation and are covered by safe harbors under Canadian and United States securities laws . The statements and information in this presentation regarding receipt of the approval of the shareholders of Stronghold Digital Mining, Inc . (“Stronghold”) for the proposed acquisition of Stronghold (the “Transaction”) as well as all other applicable regulatory approvals, closing of the Transaction on a timely basis and on the terms as announced, the benefits of the Transaction, the ability to gain access to additional electrical power and grow the hashrate of the Stronghold business, performance of the plants and equipment upgrades and the impact on operating capacity including the target hashrate to take the Stronghold business to 10 EH/s in 2025 , to increase the Bitfarms Ltd . (“Bitfarms” or the “Company”) energy portfolio to 950 MW by year - end 2025 and multi - year expansion capacity up to 1 . 6 GW, the opportunities to leverage Bitfarms’ proven expertise to successfully enhance energy efficiency and hashrate, reclamation and environmental benefits in general, the synergies of the combined business, carbon capture potential, hashrate growth in general, energy efficiency and cost savings in general, and the benefits of the growth strategy including to merge HPC / AI with Bitcoin mining operations and other statements regarding future plans and objectives of each of Bitfarms, Stronghold and the combined company are forward - looking information . Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward - looking information . This forward - looking information is based on assumptions and estimates of management of each of Bitfarms and Stronghold at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of each of Bitfarms and Stronghold to be materially different from any future results, performance or achievements expressed or implied by such forward - looking information . Such factors include, among others, risks relating to : receipt of the approval of the shareholders of Stronghold and the Toronto Stock Exchange for the Transaction as well as other applicable regulatory approvals ; that the Transaction may not close within the timeframe anticipated or at all or may not close on the terms and conditions currently anticipated by the parties for a number of reasons including, without limitation, as a result of a failure to satisfy the conditions to closing of the Transaction ; the inability of Bitfarms to operate the plants as anticipated following consummation of the Transaction ; failure of the equipment upgrades to be installed and operated as planned ; the availability of additional power may not occur as currently planned, or at all ; expansion may not materialize as currently anticipated, or at all ; the power purchase agreements and economics thereof may not be as advantageous as expected ; potential environmental cost and regulatory penalties due to the operation of the Stronghold plants which entail environmental risk and certain additional risk factors particular to the business of Stronghold including, land reclamation requirements may be burdensome and expensive, changes in tax credits related to coal refuse power generation could have a material adverse effect on the business, financial condition, results of operations and future development efforts, competition in power markets may have a material adverse effect on the results of operations, cash flows and the market value of the assets, the business is subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements, the operations are subject to a number of risks arising out of the threat of climate change, and environmental laws, energy transitions policies and initiatives and regulations relating to emissions and coal residue management, which could result in increased operating and capital costs and reduce the extent of business activities, operation of power generation facilities involves significant risks and hazards customary to the power industry that could have a material adverse effect on our revenues and results of operations, and there may not have adequate insurance to cover these risks and hazards, employees, contractors, customers and the general public may be exposed to a risk of injury due to the nature of the operations, limited experience with carbon capture programs and initiatives and dependence on third - parties, including consultants, contractors and suppliers to develop and advance carbon capture programs and initiatives, and failure to properly manage these relationships, or the failure of these consultants, contractors and suppliers to perform as expected, could have a material adverse effect on the business, prospects or operations ; the digital currency market ; the ability to successfully mine digital currency ; revenue may not increase as currently anticipated, or at all ; it may not be possible to profitably liquidate the current digital currency inventory, or at all ; a decline in digital currency prices may have a significant negative impact on operations ; an increase in network difficulty may have a significant negative impact on operations ; the volatility of digital currency prices ; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions ; the inability to maintain reliable and economical sources of power to operate cryptocurrency mining assets ; the risks of an increase in electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which Bitfarms and Stronghold operate and the potential adverse impact on profitability ; future capital needs and the ability to complete current and future financings, including each of Bitfarms’, Stronghold’s or the combined company’s ability to utilize an at - the - market offering program (each, an “ATM Program”) and the prices at which securities may be sold in each such ATM Program as well as capital market conditions in general ; share dilution resulting from an ATM Program and from other equity issuances ; volatile securities markets impacting security pricing unrelated to operating performance ; the risk that a material weakness in internal control over financial reporting could result in a misstatement of financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis ; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices ; and the adoption or expansion of any regulation or law that will prevent any of Bitfarms, Stronghold or the combined company from operating its business, or make it more costly to do so . For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www . sedarplus . ca (which are also available on the website of the U . S . Securities and Exchange Commission (the “SEC") at www . sec . gov ), including the MD&A for the year - ended December 31 , 2023 , filed on March 7 , 2024 and the MD&A for the three and six months ended June 30 , 2024 filed on August 8 , 2024 and Stronghold’s filings on www . sec . gov, including the Annual Report on Form 10 - K for the fiscal year ended 2023 , filed on March 8 , 2024 , the Quarterly Report on Form 10 - Q for the fiscal quarter ended March 31 , 2024 , filed on May 8 , 2024 , the Quarterly Report on Form 10 - Q for the fiscal quarter ended June 30 , 2024 , filed on August 14 , 2024 , and subsequent reports on Forms 10 - Q and 8 - K . Although each of Bitfarms and Stronghold has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward - looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms or Stronghold, as applicable . There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements . Accordingly, readers should not place undue reliance on any forward - looking information . Neither Bitfarms nor Stronghold undertakes any obligation to revise or update any forward - looking information other than as required by law Disclaimer Except where otherwise indicated herein, the information provided in this presentation is based on matters as they exist as o f t he date of preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes avai lab le, or circumstances existing or changes occurring after the date of preparation. Currency All amounts in this presentation are expressed in United States dollars unless otherwise noted. Note to Readers This presentation may not be reproduced, further distributed or published in whole or in part by any other person. Neither th is presentation nor any copy of it may be taken or transmitted into or distributed in any other jurisdiction which prohibits the same except in compliance wi th applicable laws. Any failure to comply with this restriction may constitute a violation of applicable securities law. Recipients are required to i nfo rm themselves of, and comply with, all such restrictions or prohibitions and Bitfarms and Stronghold do not accept liability to any person in relation the ret o. Additional Information about the Merger and Where to Find It This communication relates to a proposed merger between Stronghold and Bitfarms . In connection with the proposed merger, Bitfarms intends to file with the SEC a registration statement on Form F - 4 , which will include a proxy statement of Stronghold that also constitutes a prospectus of Bitfarms . After the registration statement is declared effective, Stronghold will mail the proxy statement/prospectus to its shareholders . This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other relevant documents Bitfarms and Stronghold has filed or will file with the SEC . Investors are urged to read the proxy statement/prospectus (including all amendments and supplements thereto) and other relevant documents filed with the SEC carefully and in their entirety if and when they become available because they will contain important information about the proposed merger and related matters . Investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Bitfarms and Stronghold with the SEC, when they become available, through the website maintained by the SEC at www sec . gov . Copies of the documents may also be obtained for free from Bitfarms by contacting Bitfarms' Investor Relations Department at investors@bitfarms . com and from Stronghold by contacting Stronghold's Investor Relations Department at SDIG@gateway - grp . com . No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended . Participants in Solicitation Relating to the Merger Bitfarms, Stronghold, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies from Stronghold's shareholders in respect of the proposed merger . Information regarding Bitfarms’ directors and executive officers can be found in Bitfarms’ annual information form for the year ended December 31 , 2023 , filed on March 7 , 2024 , as well as its other filings with the SEC . Information regarding Stronghold’s directors and executive officers can be found in Stronghold’s proxy statement for its 2024 annual meeting of stockholders, filed with the SEC on April 29 , 2024 , and supplemented on June 7 , 2024 , and in its Form 10 - K for the year ended December 31 , 2023 , filed with the SEC on March 8 , 2024 . This communication may be deemed to be solicitation material in respect of the proposed merger . Additional information regarding the interests of such potential participants, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available . These documents are available free of charge on the SEC’s website and from Bitfarms and Stronghold using the sources indicated above . DISCLAIMERS 2

PRESENTERS 3 Jeffrey Lucas C HIEF FINANCIAL OFFICER Ben Gagnon C HIEF EXECUTIVE OFFICER & DIRECTOR Greg Beard CHAIRMAN & C HIEF EXECUTIVE OFFICERSW0

Ben Gagnon Chief Executive Officer & Director Bitfarms 4

DIVERSIFYING BEYOND BITCOIN MINING 1 2 3 6 Expand and rebalance energy portfolio with 300+ MW of U.S. power capacity Integrate vertically by acquiring two strategically located power facilities Compelling transaction economics with all - stock structure preserves balance sheet strength for growth Environmental remediation technology, land reclamation and detoxification of U.S. waterways Creating long - term value for shareholders and becoming better Bitcoin miners with accretive synergies Unique Bitcoin scaling opportunity and HPC / AI potential Energy trading and demand response opportunities to minimize energy prices 4 5 5

Greg Beard Chairman & Chief Executive Officer Stronghold Digital Mining 6

1 VERTICALLY INTEGRATED POWER GENERATION & EXPANSION POTENTIAL

Flexible power strategy with ability to draw power from the PJM grid and / or the generation assets

Recognized as Tier II Alternative Energy Source

Scrubgrass, PA



62 MW
Current PJM Import Power Capacity

327 MW
Additional Potential PJM Import Power Capacity

85 MW
Current Nameplate Generated Power Capacity

475 MW
Total Potential Power Capacity

Panther Creek, PA



80 MW
Current PJM Import Power Capacity

320 MW
Additional Potential PJM Import Power Capacity

80 MW
Current Nameplate Generated Power Capacity

480 MW
Total Potential Power Capacity

307 MW
Short-term Total Potential Power Capacity

955+ MW
Long-term Total Potential Power Capacity

Note: Current Stronghold operating metrics as of June 30, 2024

Bitfarms 7

Ben Gagnon Chief Executive Officer & Director Bitfarms 8

43% 9% 26% 22% 29% 6% 18% 47% Paraguay Canada Argentina United States Pro Forma Power Capacity (MW) by YE 2025E Washington, 20 MW Quebec, 170 MW Argentina, 58 MW Paraguay, 280 MW Sharon, 120 MW Scrubgrass , 147 MW, (327 MW Add. Import Opportunity) Note: Bitfarms figures shown reflect YE 2025E estimates and Stronghold additional estimated opportunities per management. Cur ren t Stronghold operating metrics as of June 30, 2024 including current nameplate generated power capacity and current PJM import power capacity. Figures may not sum due to rounding. EXPAND & REBALANCE ENERGY PORTFOLIO WITH 300+ MW OF US POWER 2 ~22% U.S. Power ~48% N.A. Power Map Legend: Power Capacity YE 2025E Bitfarms Current Stronghold (Additional Stronghold Import Power Capacity Opportunity) Panther Creek, 160 MW, (320 MW Add. Import Opportunity) Standalone Power Capacity (MW) by YE 2025E Paraguay Canada Argentina United States 648 MW 955 MW ~47% U.S. Power ~65% N.A. Power Pennsylvania, 9 Builds on Sharon, PA expansion to increase combined generated/import power capacity to nearly 50% in U.S. by YE 2025E

188 247 310 440 648 648 165 165 165 165 142 142 142 142 ~648 YE 2022A YE 2023A Current YE 2024E YE 2025E Potential Additional Opportunity Bitfarms Actual Stronghold Current PJM Import Power Capacity Bitfarms Target Stronghold PJM Import Power Capacity Additional Opportunity (Beyond 2025E) Stronghold Current Nameplate Generated Power Capacity 2 CLEAR PATH TO 950+ MW ACTIVE POWER CAPACITY BY YE 2025E Note: MW power capacities are actuals (“A”) or estimates (“E”) as of period year end (“YE”), except for current. Totals ma y not sum due to rounding. 1. Current as of June 30, 2024 2. YE 2024E and YE 2025E estimates per management 3. Additional opportunities reflect potential estimates per management and may require new infrastructure and / or agreements POWER CAPACITY ( MW ) 1 2 3 Acquisition secures generated and import power capacity Potential path to additional import capacity for long - term growth & value creation 2 10 188 247 61 7 74 7 95 5 ~1,60 3FP0

3 STRATEGIC ACCESS TO HIGH-DEMAND PJM GRID ENABLE ECONOMIC OPPORTUNITIES THROUGH ENERGY TRADING & DEMAND RESPONSE

PJM is a top-tier jurisdiction for Bitcoin mining

- ✓ Largest wholesale electricity market in U.S.
- ✓ Deregulated market, offering opportunities to optimize and hedge energy costs
- ✓ Power dynamics allow flexible load management, ideal for BTC mining
- ✓ Potential to participate in demand response & curtailment programs, enhancing Bitfarms' ability to improve electricity prices
- ✓ PJM is rapidly adding renewable capacity, contributing significantly to national grid decarbonization [2]

Pennsylvania is an ideal zone within the PJM

- ✓ Pennsylvania is a conservative business friendly jurisdiction with a notably pro-Bitcoin & pro-energy Democratic Governor (Joshua Shapiro[1])
- ✓ Scrubgrass & Panther Creek facilities are near major metropolitan areas (Cleveland, Pittsburgh, Philadelphia & New York) and major fiber lines

Note: Stronghold facilities sit in PHM Penelec & MetEd/PPL PJM zones

1. The Democratic Shapiro administration supported Stronghold with over $29 million in tax credits as part of its energy jobs while advancing clean energy initiatives
2. Source: Capital IQ

Bitfarms 11

Potential Scenario Totals Current S21 XPs S21 Pros T21s 10.7 9.6 6.9 4.0 Hashrate (EH/s) (142 MW) 22.9 20.6 14.7 - Hashrate (EH/s) (307 MW) 1 13.5 15 21 32 Efficiency (w/TH) 1.3 ¢ 1.4 ¢ 2.0 ¢ 3.1 ¢ Hashcost (c/TH) 2 OPPORTUNITY TO 5X BITCOIN MINING OPERATIONS IN 2025 4 Isolating powerplants & utilizing grid connection has potential to double MWs available for mining operations in 2025 1 Fleet upgrade would drive material improvements in EH/s, efficiency and hashcost Tier 2 Powerplant PJM Grid Connect Existing Bitcoin Mining Data Center (1) New Bitcoin Mining Data Center (2) 1. Subject to PJM & FERC regulatory approval. The permanent implementation of the new configuration requires the execution and f ili ng of amended and non - conforming Interconnection Service Agreements at FERC 2. Assuming a 4 US ¢ /kwh average Illustrative Stronghold Farm Upgrade Scenarios 2 Up to 472% 12 New Configuration Current Configuration LY0

4

DISRUPTING HPC WITH COMBINED AI & BITCOIN MINING OPERATIONS

Disruptive and innovative HPC/AI/BTC data center structure has potential to create significant competitive advantages on CAPEX requirements, site economics and ROIC for HPC/AI infrastructure[1]


Tier 2 Powerplant
PJM Grid Connect
HPC Primary Connection
Redundancy For HPC1
Monetize Redundant Connection1
HPC Data Center
Bitcoin Mining Data Center

- ✓ **Strategic proximity** to fiber & major metropolitan centers
- ✓ Primary connection **100% supplied by Tier 2 Alternative** [1]
- ✓ **Redundancy** for HPC / AI compute via grid connect [1]
- ✓ Ability to monetize redundancy with energy trading and Bitcoin Mining compute **enhances profitability** [1]
- ✓ Grid provides **environmentally cleaner redundancy** compared to traditional diesel redundancy [1]
- ✓ **Potential CAPEX savings of up to $3M per MW** vs. diesel redundancy exceeds cost of transaction over 2x [1]

1. Subject to PJM & FERC regulatory approval. This is not currently contemplated under PJM's March 2024 interim guidance for co-located load. There is no assurance that such regulatory approval can be obtained

Bitfarms

13

OUR BENEFICIAL IMPACT ON THE WORLD 5 Bitfarms is committed to minimizing environmental impact, including a focus on low - cost energy sourced in sustainable ways , and driving positive economic and social impact for our team and the communities in which we operate. x For years we have lead the industry with our predominantly hydropower portfolio x Bitfarms has to date mined over 25,000 Bitcoins with sustainable energy x As we look to the future we are taking steps to go beyond utilizing sustainable energy and proactively addressing environment al issues x Ultimately, over 78% of Bitfarms’ pro forma portfolio of mining assets will be powered by low - cost renewable energy 14

5 ACQUIRE TECHNOLOGIES TO REMEDIATE WASTE, GENERATE ELECTRICITY, RECLAIM LAND, RESTORE WATERWAYS & ELIMINATE EMISSIONS

~78% of Bitfarms' pro forma portfolio of mining assets will be powered by low-cost green energy[1]

Tier II Alternative Energy


GENERATOR
STEAM TURBINE
CFB COMBUSTER
CYCLONE
MINING WASTE
Contains sulfur
LIMESTONE
Contains calcium
STEAM
HOT FLUE GAS
CIRCULATING SOLID MATERIAL
BAG HOUSE
"DE-SULFURIZED" FLUE GAS
BENEFICIAL USE ASH
WATER
AIR

- ✓Circulating Fluidized Bed ("CFB") **tech remediates waste producing electricity** and beneficial use ash as byproducts.
- ✓**Bi-partisan recognition & support** for remediation of centuries old toxic sites.
- ✓Access to tax credits under AEPS Act are **proof of remediation benefits and the value provided to the local community and stakeholders**

Earth



Before



After

Water



Before



After

Air



Before

~99.9% Reduction in Particulate Emissions	**~99.9%** Reduction in Mercury
~98% Reduction in SOx Emissions	**~90%** Reduction in NOx Emissions

After

1. Energy sources such as hydroelectricity and remediation plants keep cost and environmental impact low
2. Stronghold Investor Presentation dated December 2023
3. Stronghold Congressional Response Letter dated February 8, 2022

Bitfarms 15

Jeff Lucas Chief Financial Officer Bitfarms 16

TRANSACTION OVERVIEW

All-stock transaction preserves balance sheet strength while fueling strategic growth

Transaction Overview	• Bitfarms to acquire **100% of** Stronghold Digital Mining, Inc. ("Stronghold") in an **all-stock transaction** • Each Stronghold share will receive **2.52 shares** of Bitfarms Ltd, representing a consideration **per share of $6.02,** $125M in equity value, and a **71% premium** to the Stronghold 90-day VWAP[1] • Includes refinancing of Stronghold's outstanding debt (USD $54.6M at June 30, 2024) or obtaining a waiver to permit such debt to remain outstanding after giving effect to the transaction
Operational & Financial Impact	• Immediate increase of up to **4.0 EH/s** and **165 MW** capacity[2] • Fleet upgrade to Stronghold's existing sites could represent an expansion capacity of up to ~**10 EH/s upon completion with current power**[3] • In addition to the current generation capacity, Stronghold currently has capacity to import 142 MW of PJM power and has identified a potential path to import as much as 790 MW of PJM power • Expect annual run-rate cost synergies of approximately **$10 million** based on management's estimate • Stronghold's team brings expertise in power generation, capital markets, and transactional activities that will be additive to Bitfarms' executive and governance teams
Timing & Closing	• Subject to approval by Stronghold's shareholders, applicable regulatory approvals, certain third-party consents, and other customary closing conditions • Expected **to close in Q1 2025**

Note: Bitfarms shares will continue to trade on the Nasdaq Stock Market and Toronto Stock Exchange (NASDAQ / TSX: BITF)

1. Consideration per share as of August 16, 2024 and a closing price of Nasdaq: BITF of $2.39 per share. Volume weighted average price over 90 trading days from April 12, 2024 – August 16, 2024 of Nasdaq:SDIG per S&P Cap IQ
2. Stronghold operating metrics as of June 30, 2024
3. Based on miner model similar to S21XPs boasting a 13.5 J/TH efficiency

Bitfarms™ 17

Ben Gagnon Chief Executive Officer & Director Bitfarms 18

19 1 2 3 6 Immediate U.S. Platform Expansion: 165 MW of power generation capacity and 142 MW of PJM import capacity Strategic Market Entry: Potential path up to 790 MW of import capacity in the top - tier PJM market Compelling Transaction Economics: Attractive all - stock structure with potential synergies preserves balance sheet strength for future growth New Technology: Incorporate reclamation capabilities for additional low - cost green energy HPC/AI Opportunity: Merge HPC/AI initiatives on - site with mining operations Leverage Operating Expertise: Potential for a transformative data center upgrade 4 5 EXPANDING BITCOIN MINING OPERATIONS AT AN ATTRACTIVE VALUE SECURING BITFARMS’ FUTURE BG0 LY1 FP2

Q&A 20 Jeffrey Lucas C HIEF FINANCIAL OFFICER Ben Gagnon C HIEF EXECUTIVE OFFICER & DIRECTOR Greg Beard CHAIRMAN & C HIEF EXECUTIVE OFFICER

• BTC or BTC/day = Bitcoin or Bitcoin per day • EH or EH/s = Exahash or exahash per second • MW or MWh = Megawatts or megawatt hour • PH or PH/s = Petahash or petahash per second • TH or TH/s = Terahash or terahash per second • J/ TH = Joules per Terahash • KWh = Kilowatt per hour GLO S SARY This presentation makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS . They are therefore unlikely to be comparable to similar measures presented by other companies . The Company uses non - IFRS measures including “Gross margin,” “Operating margin,” “EBITDA,” “EBITDA margin,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Gross mining profit,” and "Gross mining margin” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective . EBITDA and EBITDA margin are common measures used to assess profitability before the impact of different financing methods, income taxes, depreciation of capital assets and amortization of intangible assets . Adjusted EBITDA and Adjusted EBITDA margin are measures used to assess profitability before the impact of all of the items in calculating EBITDA in addition to certain other non - cash expenses . Gross mining profit and Gross mining margin are measures used to assess profitability after power costs in cryptocurrency production, the largest variable expense in mining . Management uses non - IFRS measures in order to facilitate operating performance comparisons from period to period and to prepare annual operating budgets . “EBITDA” is defined as net income (loss) before : • Interest expense • Income tax expense • Depreciation and amortization “EBITDA margin” is defined as the percentage obtained when dividing EBITDA by Revenue . “Adjusted EBITDA” is defined as EBITDA adjusted to exclude : • Share - based compensation • Non - cash finance expenses • Asset impairment charges • Realized gains or losses on disposition of digital assets and (reversal of) revaluation loss on digital assets • Gain on disposition of marketable securities, gains or losses on derivative assets and liabilities & discount expense on VAT receivable • Loss on currency exchange • Loss (gain) on revaluation of warrants and warrant issuance costs • Other non - recuring items that do not reflect the core performance of the business. “Adjusted EBITDA margin” is defined as the percentage obtained when dividing Adjusted EBITDA by Revenue . “Gross mining profit” is defined as Gross profit excluding depreciation and amortization and other minor items included in cost of sales that do not directly relate to mining related activities . "Gross mining margin” is defined as the percentage obtained when dividing Gross mining profit by Revenues from mining related activities . These measures are provided as additional information to complement IFRS measures by providing further understanding of the Company's results of operations from management's perspective . Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company's financial information reported under IFRS . NO N - IFRS PE R FO R M ANC E M EAS UR ES 21 • PJM = Pennsylvania – New Jersey – Maryland Interconnection, a regional transmission organization that coordinates the movement of wholesale electricity in the mid - Atlantic • Alternative Energy System Status = Use of an alternative energy source to generate and deliver electricity under Pennsylvania law. Scrubgrass and Panther Creek qualify for renewable energy credits as mining waste is classified as a Tier II Alternative Energy Source in Pennsylvania FP0

Bitfarms Acquires Stronghold Digital Mining – Prepared Remarks

August 21, 2024

Tracy Krumme

Thank you and good morning, everyone. We appreciate you joining us on short notice to review today’s announcement that Bitfarms has entered into a definitive agreement to acquire Stronghold Digital Mining.

Before we begin, please note this call is being webcast with an accompanying presentation. Today’s press release and our presentation can be accessed at our website, Bitfarms.com, under the Investor section.

Turning to slide 2, During this call, we may make forward-looking statements about expected future results. This forward-looking information is based on certain assumptions and is subject to risks and uncertainties, and as such, could differ from actual results. I invite you to refer to today’s press release commentary on Forward Looking Statements or to consult Bitfarms’ regulatory filings for a complete list of risks and uncertainties.

Please note that all financial references are denominated in U.S. dollars, unless otherwise noted.

Moving to slide 3. On the call today, we have Bitfarms CEO, Ben Gagnon, CFO, Jeff Lucas, and Stronghold’s Chairman and CEO Greg Beard.

Ben and Greg will start by providing a high-level overview of the strategic rationale, describing how the addition of Stronghold positions Bitfarms for sustainable growth while delivering significant environmentally beneficial carbon capture potential. Then, Jeff will cover the transaction details. After concluding remarks from Ben, we will then open the call to questions.

Turning to slide 4, It is now my pleasure to turn the call over to Ben. Ben, please go ahead.

Ben Gagnon

Thank you, Tracy, and good morning everyone. I am very pleased to be here today discussing this transformative combination with Stronghold. We’ve known Greg and his team since 2021 and today’s announcement is the culmination of 3 years of ongoing discussions.

I am incredibly proud to announce this acquisition which builds upon the successful momentum of our transformative fleet upgrade and ensures a multi-year strategic growth path for the company that both companies are incredibly excited about.

Turning to Slide 5, As I have said since my appointment as CEO, I am committed to diversifying the company beyond Bitcoin mining in order to make us better Bitcoin miners and create long-term value for shareholders. I would like to start this call with a summary of how we are executing on that strategy with this transaction.

First, we are vertically integrating into energy generation with the acquisition of two strategically located US power plants.

Second, we are dramatically expanding and rebalancing our energy portfolio towards the US with potentially over 300 MW of cost-effective power capacity. This could increase our energy portfolio to 950 megawatts by year end 2025 with significant expansion potential in 2026 and beyond.

Third, the two sites boast significant energy trading, demand response and other opportunities to give us significantly greater control over our most important cost variable, our price of energy.

Fourth, the sites have tremendous flexibility and a unique potential to scale our Bitcoin mining operations and cost-effectively integrate HPC & AI into our portfolio.

Fifth, we are extending our long-standing environmental leadership with the acquisition and integration of equipment and processes that go beyond just using sustainable energy and proactively detoxify and clean up centuries old pollution cleaning the earth, water and air.

Sixth, this all-stock transaction is highly accretive and preserves our balance sheet for future growth.

Turning to slide 6, I would like to turn the call over to Greg Beard to give a quick overview of the Stronghold assets and their potential, Greg, the call is yours.

Greg Beard

Thanks Ben, I am grateful to be here alongside the Bitfarms team, whom we have gotten to know very well.

After three years of merger discussions, it was about time we found a way to make it work, and we are very excited to be joining forces.

Scale and balance sheet strength are critical differentiators in most industries, including our own. When these characteristics are combined with low cost of power and a culture built on technological and operational expertise, we believe it is a winning recipe, and this represents what Bitfarms offers. There is not a stock I would rather take.

I believe that Stronghold is getting good, fair value for our assets, and I am highly confident that, with Bitfarms’ financial fortitude, demonstrated ability to execute, and vision, they will be able to expand Stronghold’s sites and unlock their value in a way that we would not have been able to in the near term as a standalone company. And, for me, personally, as a Stronghold shareholder, the accretion, growth profile, and balance sheet of the combined company are highly compelling and differentiated from industry peers.

Turning to Slide 7, I want to provide a quick overview of the Stronghold assets and their potential. Our complementary, vertically integrated operations include Bitcoin mining, power generation, and environmental reclamation across two sites in Pennsylvania. Stronghold owns two merchant power generation and reclamation facilities, Scrubgrass and Panther Creek, which are pictured on the slide, and over 750 acres of land, with another eleven hundred acres under option.

Scrubgrass and Panther Creek are waste-to-energy facilities that boast nameplate net power output capacities of 85 and 80 MW respectively. They were among about a dozen reclamation facilities purpose-built in Pennsylvania to deal with mining waste that dates as far back as the 1800’s. For over 200 years this toxic waste has been damaging the earth, poisoning the water supply and often spontaneously combusting and burning uncontrolled. The waste emits CO2, NOX, SOX and other harmful toxins, and our plants process the waste in a controlled manner, significantly reducing emissions, cleaning the land, and mitigating acid mine drainage, while producing both cost-effective electricity and beneficial use ash, which can be used in environmental remediation, as agricultural fertilizer, and to capture CO2.

In addition to producing electricity, our sites have the ability to draw power from the grid at attractive prices. This is expected to effectively double the potential electricity available at these locations to over 300 MW in the short term. Furthermore, Stronghold has numerous studies in process at different stages with local utilities to potentially nearly triple the total capacity available at the two sites to over 950 MW over the next few years. This expands Bitfarms robust portfolio of power assets with strategic access to existing power and provides significant potential for further expansion and development.

Turning to Slide 8, I will return the call to Ben.

Ben Gagnon

Thanks Greg for your great overview of the strength and potential of the Stronghold assets. Turning to Slide 9, I would like to discuss how this expands and rebalances our portfolio of energy assets.

Upon closing the expected 307 MW available at these two locations would drive a 47% increase in our 2025 YE megawatts from 648 MW to 955 MW. Building off the success of our recently announced Sharon, PA announcement the combination of these three sites creates a PJM portfolio of approximately 427 MW in 2025 which is nearly the same size as our energy portfolio at the end of 2024.

Importantly these sites rebalance our portfolio back to the US and North America representing 47% and 65% of our 2025 year end portfolio, respectively while LATAM exposure will scale down to just 35%, significantly improving the size, quality and distribution of our energy portfolio.

Turning to slide 10, we can see here how our energy portfolio can grow over the next few years. With the additional potential expansion capacity of the Stronghold Assets beyond 307 MW we now expect to expand beyond 950 MW to up to 1.6 GW of power of which 66% would be located in the US and in the highly desired PJM region. This creates the potential to grow our energy portfolio an additional 62% beyond 2025.

Turning to slide 11, I would like to reiterate why we believe PJM and Pennsylvania specifically are top tier jurisdictions for Bitcoin mining.

First, the PJM grid is the largest wholesale electricity market in the U.S.

As a deregulated market, PJM offers significant curtailment & energy trading opportunities giving us the ability to effectively hedge our energy costs and bring down the total cost of power, ideal for mining Bitcoin.

These sites also have the ability to participate in demand-response programs in order to earn additional revenue by providing reliability services to the grid.

As the grid is rapidly adding renewable capacity and significantly contributing to the decarbonization of the grid, these demand response programs are becoming increasingly more valuable and make these sites both economically and environmentally sustainable.

Pennsylvania is a good business jurisdiction with a notably pro-Bitcoin and pro-energy governor that just a few months ago recognized the importance of these remediation plants by doubling the tax credits available through 2035.

Finally, the proximity of these sites to major metropolitan areas and fiber lines make them ideal for both Bitcoin mining and HPC/AI data centers.

Turning to slide 12. There exists a tremendous potential for improvement and expansion of the Bitcoin mining operations at these two locations that can increase the total hashrate capacity by up to five fold in 2025, which would effectively double our 2024 year end target of 21 EH/s. This potential upgrade in addition to the changes in our energy portfolio is what we have underwritten this acquisition on. The potential upgrade can be broken down in two phases.

1.	First, the MW available at both sites can be doubled by simply isolating the powerplants from the grid, otherwise known as islanding, to provide power to a Bitcoin data center. Doing so frees up the substation and enables these sites to double down, drawing additional power from the grid in a similar capacity as the sites can generate. This grid connected load can then participate in demand response and other economic programs. Doing so we can dramatically increase scale by nearly 100%, bring down our expected average price of power through energy trading and other economic programs and spread our fixed operating expenses over a significantly greater amount of MWs further bringing down our all-in costs per MWh on site.

2.	Second, while the miners on site are still productive, at 32 w/TH the fleet is significantly below the efficiency and productivity of the industry and new miner models. Refreshing this fleet with new Bitmain S21 XPs would increase the total hashrate of the current footprint to over 10 EH/s.

3.	Additionally, if the full 307MW were allocated to new S21 Pros or S21 XPs the total EH/s on site could increase over five-fold in 2025 to over 20 EH/s more or less equivalent to our year end target of 21 EH/s.

4.	Improving the energy efficiency of this largely outdated fleet would also dramatically reduce site hashcost by over 50% from over 3 cents today to an estimated 1.3 to 1.4 cents per TH per day. This is well below where the market is currently operating at and well below the levels of hashprice the market currently responds to and as well as where we expect hashprice to go during the widely anticipated Bitcoin Bullmarket.

Turning to slide 13. These sites have a unique potential to disrupt the HPC business model with a combined AI & Bitcoin mining data center.

It is important to emphasize here at the outset that this is highly innovative and disruptive. As far as we can tell no one has ever contemplated this kind of strategy and data center configuration. It is so novel that there is actually nothing in the PJM and FERC regulations that can be applied towards this structure. In order for this to be successfully implemented we will need to get approval from both PJM and FERC. Accordingly, this potential was not underwritten as part of the transaction. However the potential is so great that we think it is important to outline the vision here and state that we will be seeking the necessary approvals but that these approvals will take time and it is possible that they never materialize.

A traditional data center utilizes a grid connection and diesel generators to provide a redundant source of power.

With this strategy we would be flipping this model on it’s head and instead utilize the cost-effective and reliable power from the Tier 2 Alternative energy plants for it’s primary and baseload connection.

We would then utilize the grid connection to provide redundancy for the HPC/AI data center. This configuration has numerous potential benefits. First diesel redundancy has a very high opex and other than providing the reliability for the data center required it has no value or function. By utilizing the grid connection and Bitcoin miners as a load bank we would be able to monetize this redundancy when the cost of energy is low and significantly enhance site profitability and in the process provide a more sustainable and environmentally friendly redundancy over traditional diesel or battery storage.

Even more importantly, we could avoid entirely the CAPEX associated with building out diesel or battery redundancy which can easily add up to $3M / MW. Assuming one 80 MW HPC/AI/BTC data center that would translate to capex savings of up to $240 M, significantly more than the entire cost of the transaction.

And we could do this twice, once at each location. Potentially saving up to US$ 480M of CAPEX on 160 MW of HPC infrastructure, nearly 3x the value of this transaction.

If we are successful in securing the necessary regulatory approvals this could potentially result in a significant competitive advantage over traditional data centers by materially reducing capex, increasing revenues and improving our return on invested capital.

Turning to slide 14. For years Bitfarms has led the industry in environmentally responsible Bitcoin mining operations. Since our founding in 2017 approximately 96% of all our Bitcoins mined have been mined with sustainable energy, producing over 25k Bitcoins with minimal environmental impact.

But as we look towards the future, we believe it is not enough to utilize clean energy, we need to be proactive in solving problems and not only minimizing our impact but going above and beyond to drive positive change.

Turning to slide 15. In addition to the tremendous economic value of this transaction, as part of this transaction we are acquiring technologies, infrastructure and a team to drive this positive change and extend our environmental leadership beyond just minimizing our impact to making the world, better.

Starting in the industrial revolution in the 1800’s, industrial waste began being dumped into large piles all across the state, over time they effectively became toxic mountains. There are literally hundreds of these abandoned waste piles across the state of Pennsylvania that make the land unusable. As these waste piles sit untreated, they leak toxic chemicals into the water supply first contaminating smaller streams that feed into the Allegheny River, and then into the Ohio river, which feeds into the Missouri river and eventually ends up in the Gulf of Mexico, polluting a significant amount of the US water supply and negatively impacting tens or hundreds of millions of people. Additionally, these piles will inevitably combust whether that happens from a lightning strike, dry weather or some other factors and when they do, they burn uncontrollably emitting a massive amount of pollutants into the atmosphere. There are currently over 40 of these piles actively burning throughout the state today.

The remediation plants we are acquiring utilize specialized technology that remediates toxic waste into two valuable commodities, electricity and beneficial use ash, which is both a valuable fertilizer and carbon capture agent.

This equipment and remediation effort is so important to Pennsylvania that it is classified as a Tier 2 Alternative Energy Source in the state and is in the same category as large scale hydropower. This is a well-recognized environmental issue, and these remediation plants enjoy what may seem rare these days, Bi-partisan support, due to their proven environmental benefits over multiple decades. The tax credits available to those that remediate these legacy waste sites are proof of the positive impact these plants are having on the local communities and stakeholders.

On the screen are photos that highlight this centuries-old environmental problem and the positive externalities that these plants have driven over many years as they clean the earth, water and the atmosphere. We look forward to continuing to drive these environmental benefits in a way that creates value for shareholders and the local communities.

I’ll now move to slide 16 and turn the call over to Jeff to discuss the financials. Jeff?

Jeff Lucas

Thank you, Ben. This is an exciting day for us. Turning to slide 17, I’ll now provide a brief overview of the deal economics.

Bitfarms is acquiring 100% of Stronghold in an all-stock transaction for a total equity value of $125 million US dollars plus an assumption of debt valued at about $50 million US dollars.

As Ben discussed, Stronghold is bringing significant value to the table, immediately adding 4.0 EH/s and 165 MW to our operating capacity upon closing. We believe that this EH number will grow significantly as we initiate a similar fleet upgrade program to the one that we have been successfully conducting across all of our sites in 2024. In addition, Stronghold currently has capacity to import 142 MW of PJM power and has identified a path to potentially import as much as 790 MW of PJM power, which would bring our total MW under management to over 1.6 GW.

On the operational side, we anticipate annual run-rate cost synergies of approximately $10 million US dollars, based on our current estimates. The Stronghold team complements Bitfarms’ existing bench with operational expertise in power generation and a number of other activities that will be additive to our current capabilities.

Lastly we expect this transaction to close in the first quarter of 2025, subject to approval by Stronghold’s shareholders and other customary closing conditions.

With that, I’ll turn to slide 18 and hand the call back over to Ben to close.

Ben Gagnon

Thanks Jeff. Turning to slide 19.

To summarize, this transaction is highly accretive expanding our Bitcoin mining operations at an attractive value and securing robust expansion and growth opportunities for years to come. With this one transaction we are able to:

One, significantly scale up our exposure to the highly coveted PJM region.

Two, expand and rebalance our energy portfolio towards the US delivering short term value and significant long term potential expansion.

Three, leverage our operating expertise to perform a transformative data center upgrade.

Four, pursue our vision of disrupting the HPC/AI industry with a combination HPC/AI/BTC data center

Five, acquire new technologies that drive positive environmental change.

And we are able to do all of this at an attractive price with compelling transaction economics and an all-stock structure and potential synergies that preserve our balance sheet strength for future growth.

I know I speak on behalf of the entire Bitfarms and Stronghold team when I say we are so incredibly excited about this transaction which would not be possible if it wasn’t for the tremendous teams at both Bitfarms and Stronghold that made this possible and that we look forward to building the Bitfarms of the future.

With that, we’d be happy to take your questions. Operator?

Forward-Looking Statements

This communication contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this communication and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this communication regarding receipt of the approval of the shareholders of Stronghold Digital Mining, Inc. (“Stronghold”) for the proposed acquisition of Stronghold (the “Transaction”) as well as all other applicable regulatory approvals, closing of the Transaction on a timely basis and on the terms as announced, the benefits of the Transaction, the ability to gain access to additional electrical power and grow the hashrate of the Stronghold business, performance of the plants and equipment upgrades and the impact on operating capacity including the target hashrate to take the Stronghold business to 10 EH/s in 2025, to increase the Bitfarms Ltd. (“Bitfarms” or the “Company”) energy portfolio to 950 MW by year-end 2025 and multi-year expansion capacity up to 1.6 GW, the opportunities to leverage Bitfarms’ proven expertise to successfully enhance energy efficiency and hashrate, reclamation and environmental benefits in general, the synergies of the combined business, carbon capture potential, hashrate growth in general, energy efficiency and cost savings in general, and the benefits of the growth strategy including to merge HPC / AI with Bitcoin mining operations and other statements regarding future plans and objectives of each of Bitfarms, Stronghold and the combined company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of each of Bitfarms and Stronghold at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of each of Bitfarms and Stronghold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: receipt of the approval of the shareholders of Stronghold and the Toronto Stock Exchange for the Transaction as well as other applicable regulatory approvals; that the Transaction may not close within the timeframe anticipated or at all or may not close on the terms and conditions currently anticipated by the parties for a number of reasons including, without limitation, as a result of a failure to satisfy the conditions to closing of the Transaction; the inability of Bitfarms to operate the plants as anticipated following consummation of the Transaction; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; potential environmental cost and regulatory penalties due to the operation of the Stronghold plants which entail environmental risk and certain additional risk factors particular to the business of Stronghold including, land reclamation requirements may be burdensome and expensive, changes in tax credits related to coal refuse power generation could have a material adverse effect on the business, financial condition, results of operations and future development efforts, competition in power markets may have a material adverse effect on the results of operations, cash flows and the market value of the assets, the business is subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements, the operations are subject to a number of risks arising out of the threat of climate change, and environmental laws, energy transitions policies and initiatives and regulations relating to emissions and coal residue management, which could result in increased operating and capital costs and reduce the extent of business activities, operation of power generation facilities involves significant risks and hazards customary to the power industry that could have a material adverse effect on our revenues and results of operations, and there may not have adequate insurance to cover these risks and hazards, employees, contractors, customers and the general public may be exposed to a risk of injury due to the nature of the operations, limited experience with carbon capture programs and initiatives and dependence on third-parties, including consultants, contractors and suppliers to develop and advance carbon capture programs and initiatives, and failure to properly manage these relationships, or the failure of these consultants, contractors and suppliers to perform as expected, could have a material adverse effect on the business, prospects or operations; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power to operate cryptocurrency mining assets; the risks of an increase in electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which Bitfarms and Stronghold operate and the potential adverse impact on profitability; future capital needs and the ability to complete current and future financings, including each of Bitfarms’, Stronghold’s or the combined company’s ability to utilize an at-the-market offering program (each, an “ATM Program”) and the prices at which securities may be sold in each such ATM Program as well as capital market conditions in general; share dilution resulting from an ATM Program and from other equity issuances; volatile securities markets impacting security pricing unrelated to operating performance; the risk that a material weakness in internal control over financial reporting could result in a misstatement of financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent any of Bitfarms, Stronghold or the combined company from operating its business, or make it more costly to do so.For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov), including the MD&A for the year-ended December 31, 2023, filed on March 7, 2024 and the MD&A for the three and six months ended June 30, 2024 filed on August 8, 2024 and Stronghold’s filings on www.sec.gov, including the Annual Report on Form 10-K for the fiscal year ended 2023, filed on March 8, 2024, the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, filed on May 8, 2024, the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024, filed on August 14, 2024, and subsequent reports on Forms 10-Q and 8-K. Although each of Bitfarms and Stronghold has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms or Stronghold, as applicable. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. Neither Bitfarms nor Stronghold undertakes any obligation to revise or update any forward-looking information other than as required by law

Disclaimer

Except where otherwise indicated herein, the information provided in this communication is based on matters as they exist as of the date of preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date of preparation.

Currency

All amounts in this communication are expressed in United States dollars unless otherwise noted.

Note to Readers

This communication may not be reproduced, further distributed or published in whole or in part by any other person. Neither this communication nor any copy of it may be taken or transmitted into or distributed in any other jurisdiction which prohibits the same except in compliance with applicable laws. Any failure to comply with this restriction may constitute a violation of applicable securities law. Recipients are required to inform themselves of, and comply with, all such restrictions or prohibitions and Bitfarms and Stronghold do not accept liability to any person in relation thereto.

Additional Information about the Merger and Where to Find It

This communication relates to a proposed merger between Stronghold and Bitfarms. In connection with the proposed merger, Bitfarms intends to file with the SEC a registration statement on Form F-4, which will include a proxy statement of Stronghold that also constitutes a prospectus of Bitfarms. After the registration statement is declared effective, Stronghold will mail the proxy statement/prospectus to its shareholders. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other relevant documents Bitfarms and Stronghold has filed or will file with the SEC. Investors are urged to read the proxy statement/prospectus (including all amendments and supplements thereto) and other relevant documents filed with the SEC carefully and in their entirety if and when they become available because they will contain important information about the proposed merger and related matters.

Investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Bitfarms and Stronghold with the SEC, when they become available, through the website maintained by the SEC at www sec.gov. Copies of the documents may also be obtained for free from Bitfarms by contacting Bitfarms’ Investor Relations Department at investors@bitfarms.com and from Stronghold by contacting Stronghold’s Investor Relations Department at SDIG@gateway-grp.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation Relating to the Merger

Bitfarms, Stronghold, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies from Stronghold’s shareholders in respect of the proposed merger. Information regarding Bitfarms’ directors and executive officers can be found in Bitfarms’ annual information form for the year ended December 31, 2023, filed on March 7, 2024, as well as its other filings with the SEC. Information regarding Stronghold’s directors and executive officers can be found in Stronghold’s proxy statement for its 2024 annual meeting of stockholders, filed with the SEC on April 29, 2024, and supplemented on June 7, 2024, and in its Form 10-K for the year ended December 31, 2023, filed with the SEC on March 8, 2024. This communication may be deemed to be solicitation material in respect of the proposed merger. Additional information regarding the interests of such potential participants, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available. These documents are available free of charge on the SEC’s website and from Bitfarms and Stronghold using the sources indicated above.

The following is a transcript of a conference call with the participants Tracy H. Krumme, Gregory Allan Beard, Benjamin Gagnon, Jeffrey P. Lucas, Mike Colonnese, Mike Grondahl, Joe Flynn, Brett Knoblauch, Martin Toner, Kevin Dede and Brian H. Dobson on August 21, 2024.